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United States SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Imperial Tobacco Group PLC
(Translation of registrant's name into English)

Upton Road
Bristol
BS99 7UJ
England
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F  ☒ Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes  ☐    No  ☒

Attached to this 6-K are the following items:

Exhibit

1.
Interim Report—May 6th

2.
Senior Management Appointments—May 16th

3.
Analysts Visit—May 27th

4.
Shareholder Letter re Electronic Communications—May

IMPERIAL TOBACCO GROUP PLC
ANNOUNCES ITS INTERIM RESULTS
FOR THE SIX MONTHS ENDED 31 MARCH 2003

INTERIM HIGHLIGHTS

  •
  Record interim profit; adjusted operating profit of £497m—up 56%

  •
  Adjusted earnings per share of 37.4p—up 21%

  •
  Interim dividend of 12.0p—up 20%

  •
  Key integration actions successfully completed

  •
  Synergies of £45m delivered—on track for £140m in 2003 and at least £170m in 2004

  •
  Excellent platform for continued profitable growth

Gareth Davis, Chief Executive, said:

        "I am pleased to announce another record breaking financial performance for the six months ended March 2003. Our continued focus on enhancing shareholder value has been demonstrated by a 21% increase in adjusted earnings per share and a 20% increase in the interim dividend.

        We have benefited from a full six months contribution from Reemtsma and continue to make significant progress in integrating the Reemtsma operations into the enlarged Imperial Tobacco Group. This process has so far delivered synergies of £45m and we remain on schedule to meet our overall targets of £140m in 2003 and at least £170m in 2004. Our calculations show that the financial returns on the Reemtsma acquisition are already exceeding our weighted average cost of capital.

        In our key domestic markets we have strengthened our leadership of the UK cigarette market to 43.8%. Our cigarette share in Germany has stabilised at 20% and we have seen a very strong performance in other tobacco products. There has also been encouraging growth in the Rest of Western Europe, while in the Rest of the World, we continue to make advances in a number of markets despite some challenging backdrops.

        It is now nearly a year since we completed the Reemtsma deal and the rationale for the acquisition is being clearly demonstrated. We are a much stronger company and the combination of our improved international reach, enhanced product portfolio and strong management, provides an excellent platform for continued profitable growth."

Inquiries
Alex Parsons
Group Media Relations Manager	07967 467 241
Nicola Lindsay
Investor Relations Manager	+44 (0)117 963 6636
Imperial Tobacco Group PLC	+44 (0)117 963 6636

Imperial Tobacco Group's interim results are available on the company website:
www.imperial-tobacco.com

High resolution photographs are available to the media free of charge at
www.newscast.co.uk +44 (0)20 7608 1000

FINANCIAL HIGHLIGHTS
for the six months ended 31 March 2003

• Adjusted operating profit(1)	£497m ($785m	)	up	56%	(2002: £319m)
• Adjusted pre-tax profit(1)	£377m ($595m	)	up	40%	(2002: £270m)
• Adjusted profit after tax(1)	£274m ($433m	)	up	39%	(2002: £197m)
• Adjusted earnings per share(1)(2)	37.4p (59.1c	)	up	21%	(2002: 31.0p)
• Interim dividend per share(2)	12.0p (18.9c	)	up	20%	(2002: 10.0p)
• Turnover	£5,355m ($8,456m	)	up	70%	(2002: £3,145m)
• Operating profit	£401m ($633m	)	up	29%	(2002: £310m)
• Pre-tax profit	£290m ($458m	)	up	11%	(2002: £261m)
• Profit after tax	£185m ($292m	)	down	2%	(2002: £188m)
• Basic earnings per share(2)	25.1p (39.6c	)	down	15%	(2002: 29.5p)
• Diluted earnings per share(2)	25.0p (39.5c	)	down	15%	(2002: 29.4p)

(1)
Adjusted to exclude the effect of amortisation and exceptional items.

(2)
Comparatives for earnings per share and dividends per share have been restated to reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002.

        The exchange rate of US $1.579 to the £1, the pound sterling noon buying rate on 31 March 2003, has been used to translate this statement prepared under UK GAAP.

CHAIRMAN'S STATEMENT

        Imperial Tobacco has again achieved record interim pre-tax profits, demonstrating the successful acquisition and integration of Reemtsma and the Group's continued ability to deliver sustained profitable growth.

        Adjusted operating profit in the half year to 31 March 2003 was £497m, up 56% on 2002, with turnover excluding duty up 89% to £1,503m. These results reflect progressive underlying trading trends, enhanced by six months contribution from Reemtsma (2002: nil), together with delivery of £45m of synergies in the first half. Group adjusted operating margins of 33% showed a decrease on 2002 from 40%, prior to the acquisition of Reemtsma, but already show a significant uplift on the proforma 29% margin of the enlarged group, highlighted at the time of acquisition.

        Exchange movements in the first half of 2003 compared to 2002 have had a negligible effect on the total Group adjusted profit delivery, but have had an impact on some of the trading regions as mentioned in the segmental reports.

        Adjusted profit before tax increased by 40% to £377m, after charging net interest of £120m (2002: £49m). The increase in interest charge is due mainly to the funding of the Reemtsma acquisition, offset by cash flow from operations.

        In addition, profit has also been affected by £96m amortisation (2002: £9m), increased as a result of the Reemtsma acquisition, and £9m exceptional gain on the sale of the Dublin factory site. Of the £81m provision carried forward in respect of the integration of Reemtsma, £28m has been utilised in the period.

        These results, after tax and minority interests, have delivered basic earnings per share of 25.1p (2002: 29.5p) and adjusted earnings per share of 37.4p, an increase of 21% on 2002 (31.0p).

        Your Directors have therefore declared a 20% increase in the interim dividend to 12.0p per share, reflecting this half year's encouraging performance.

        The Group continues to deliver a high level of underlying cash conversion. In the half year to March 2003 the Group experienced the normal seasonal movement in UK debtors from their September lows to a more representative level. Also impacting the cash flow was the payment of an additional periodic VAT instalment which fell on the last day of March and the cash outflows associated with the utilisation of the integration provision noted above. These factors, combined with a significant exchange translation movement on net debt (£331m), have resulted in an increase in net debt to £4.3bn as at 31 March 2003.

REGIONAL PERFORMANCE ANALYSIS

	Turnover ex. Duty Half Year 2003	Turnover ex. Duty Half Year 2002	Adjusted Operating Profit(1) Half Year 2003	Adjusted Operating Profit(1) Half Year 2002	Adjusted Operating Margins(1) Half Year 2003	Adjusted Operating Margins(1) Half Year 2002	Adjusted Operating Margins(1) Pro forma Enlaraged Group(2)
	£m	£m	£m	£m	%	%	%
UK	359	364	177	188	49.3	51.6	50
Germany	298	33	102	6	34.2	18.2	25
Rest of Western Europe	286	213	130	95	45.5	44.6	37
Rest of the World	560	187	88	30	15.7	16.0	15

Total	1,503	797	497	319	33.1	40.0	29

(1)
Results, before amortisation and exceptional items, presented in the new regional format. Prior year numbers restated to reflect a change in the basis of overhead allocation.

(2)
Proforma enlarged Group margins are based on the first half results for 2002 plus an estimated six months of Reemtsma and are in line with the proforma margin highlighted at the time of the Reemtsma acquisition.

UK

        Imperial Tobacco continued to strengthen its position in this key domestic market, and further increased its cigarette share to 43.8%, from 42.4%, in the first half of 2003. This share growth was driven principally by the Richmond brand family together with robust performances from the rest of the brand portfolio, including Lambert & Butler, the UK's best selling cigarette brand.

        Our cigarette portfolio performance, combined with brand leadership positions in roll your own tobacco and rolling papers, mitigated the impact of a decline in the duty paid cigarette market from a recent high of 58bn cigarettes in July 2002 to its current level of around 54bn. The market decrease appears to be the result of the new higher HM Customs & Excise indicative levels of 3,200 cigarettes and 3kg of roll your own tobacco for EU travellers. In his April Budget, the Chancellor again increased tobacco duty in line with inflation, equivalent to 8p per 20 cigarettes, which may put further pressure on the UK duty paid market and increase purchases from elsewhere in the EU.

        Adjusted UK operating profit in the half year to March 2003 decreased to £177m from £188m in 2002, reflecting allocation of higher central overheads and upweighting in advertising and promotional expenditure ahead of the advertising ban. Adjusting for these factors, and despite the reduction in market size in the first half, underlying trading profit and margins were broadly maintained year on year.

        We have made good progress with HM Customs & Excise in working towards an agreed Memorandum of Understanding on ways in which, jointly, we can seek to limit the smuggling of contraband product while not disrupting legitimate trade.

GERMANY

        In Germany, Imperial Tobacco's other key domestic market, our cigarette share has stabilised in the first half at around 20% with continued growth from Davidoff and an uplift in the West share, offset by a decline in the more traditional brands. Focused sales and marketing initiatives including price promotions and brand special editions, combined with a favourable euro 3 price point, have been supporting the positive development of West cigarettes in recent months.

        Following the excise duty increase in January, we estimate the annual cigarette market has declined by around 6bn to 138bn cigarettes, affected by pack size reductions in vending machines and consumer downtrading to other tobacco products (OTP); while sales were additionally impacted by reduced trade stock holdings. However, the Group benefited from the growth in the OTP market, where our leading portfolio of brands, in particular West Singles, has performed strongly, increasing our overall branded OTP share to 50% in the half year to March 2003.

        Adjusted German operating profit in the half year to March 2003 increased to £102m from £6m in 2002, incorporating Reemtsma results for the first half, the synergy benefits of the combination and favourable euro translation gains of approximately £4m. In addition, a downweighting in central overhead allocation compared to that applied in the Reemtsma business also helped build operating margins to 34% in the first half, compared to a proforma margin for the enlarged Group on acquisition of 25%.

        An investigation by the German customs authorities into trading practices, which relates to a period prior to the acquisition of Reemtsma, is ongoing. Appropriate internal procedures have been established and we are co-operating fully with the authorities in their investigation.

REST OF WESTERN EUROPE

        In the Rest of Western Europe, our performance remained buoyant in all major markets, with good trading results complemented by cost base rationalisation across the region. In Ireland, we grew our market share to 32.4% (2002: 31.3%) in the six months to March 2003. We achieved leadership in the roll your own tobacco market in France with Interval showing double-digit volume growth, and in Greece our cigarette market share improved, with Davidoff achieving 2.1% in March 2003. In The Netherlands, our roll your own tobacco share continues to recover and is now supported by a growing cigarette business. The change in UK travellers' allowances has also benefited results in Belgium, Luxembourg and Spain.

        These market performances have been augmented by increased cigarette volumes in duty free outlets and on the ferries, where we have maintained our sector leadership.

        In this region, adjusted operating profit in the half year to March 2003 increased to £130m from £95m in 2002. These results reflect strong underlying trading complemented by six months of Reemtsma results and the synergy benefits of the combination, despite additional central overhead allocation.

        In addition a favourable euro translation gain of approximately £7m has enhanced reported profit. Operating margins have improved slightly to 46% in the first half of 2003 compared with 2002, and significantly against the proforma margin expected following the acquisition of Reemtsma of 37%.

REST OF THE WORLD

        Our Central and Eastern European businesses performed robustly with strong growth in our international strategic brand portfolio, particularly West, supported by new brand initiatives including the launch of Route 66 in Poland, the Czech Republic and Slovenia and make your own tobacco products in Hungary.

        Our market share in Poland has increased to around 19% although keen price competition has resulted in continued pressure on margins. Russia has seen growth in our international brands achieved through increasing market coverage, while in Ukraine we held our position as market leader.

        In Africa, our business in Nigeria continued to show strong market share growth, driven by improved distribution. In Madagascar, we saw sustained recovery following market instability last year. Meanwhile in the Ivory Coast, where distribution has been disrupted by the political situation, contingency supply arrangements have helped to mitigate our position, although cigarette volumes were down by 1bn in the first half year. Other markets in West Africa performed well, further enhanced by the recent launch of the West brand in Senegal. In the Middle East, Davidoff showed significant sales growth, up by 46% on the comparable period last year.

        Within Asia, the Group's market share in Taiwan stabilised in the first half at around 12% and by the end of the half year we were seeing share growth again from the Davidoff family, which is responding well to a more focused in-market approach. In Indo-China, our business in Vietnam and Laos performed ahead of expectations in terms of volume, share and profit. In Australia, our key cigarette brand families continued to perform well and results also benefited from our strong position in the growing roll your own tobacco market.

        Our duty free business delivered strong volume and market share growth through capitalising on additional distribution achieved for our enhanced brand portfolio but we anticipate some slowdown in the second half of the year due to reduced travel levels, particularly in the Far East.

        In the Rest of the World, adjusted operating profit in the half year to March 2003, increased to £88m from £30m in 2002. The results incorporate six months of Reemtsma and reflect encouraging trading performance across the region, despite volatility in some markets. The synergy delivery in the first half, however, has been offset by adverse currency translation losses of approximately £8m and a higher allocation of central overheads. Operating margins nevertheless improved slightly to 16% in the first half of 2003 against proforma margins, including the Reemtsma operations, of 15%.

INTEGRATION OF REEMTSMA

        Following the successful conclusion of our negotiations with the works councils in Germany and across Western Europe we have made excellent progress with the integration of Reemtsma. The new organisation structure across the Group is established and fully operational, yielding synergies of £45m in the half year to March 2003 (production and purchasing efficiencies £10m, sales and marketing £22m, corporate and regional overheads £13m). We remain on track to meet our target of £140m in 2003 and at least £170m in 2004.

MANUFACTURING

        The Group's culture of seeking continuous productivity improvements has now been extended to cover all newly acquired manufacturing operations. Our focused and disciplined approach to reducing complexity through rationalisation of brands, packings and blend reductions is in hand. To date it has helped deliver overall productivity improvements of around 3% which are expected to rise significantly in the second half of the year as the full impact of synergy measures and headcount reductions agreed with works councils are implemented. All these measures are set to keep Imperial Tobacco at the forefront of manufacturing excellence.

OUTLOOK

        Imperial Tobacco's continued focus on developing its international business and strengthening its domestic market positions in the UK and Germany, while seeking appropriate acquisitions, has proved a highly effective strategy.

        In the second half of the year the trading outlook for the Group continues to be positive, despite pressures in some markets. Our expectations for the full year trading performance as set out in November 2002 are unchanged. Looking further ahead, your Directors consider that the Group's recently enhanced scale and the growth potential arising from a strengthened brand and market portfolio provide ample opportunity to continue to create significant value for shareholders.

Derek Bonham
Chairman

CAUTIONARY STATEMENT

        All statements, other than statements of historical fact, included herein, are, or may be deemed to be, forward-looking statements within the meaning of Section 21E of the Securities Exchange Act 1934, as amended. For a discussion of important factors that could cause actual results to differ materially from those discussed in such forward-looking statements please refer to Imperial Tobacco's annual report on Form 20-F for the fiscal year ended 28 September 2002, filed with the Securities and Exchange Commission on 14 February 2003.

INDEPENDENT REVIEW REPORT TO IMPERIAL TOBACCO GROUP PLC

Introduction

        We have been instructed by the Company to review the financial information which comprise the consolidated profit and loss account, the statement of total recognised gains and losses, the consolidated balance sheet, the summary consolidated cash flow statement, the notes to the interim statement and the summary of differences between UK and US generally accepted accounting principles. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

        The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

        We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

        On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
Bristol
6 May 2003

Notes

a)
The maintenance and integrity of the Imperial Tobacco Group PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the website.

b)
Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

for the six months ended 31 March 2003

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Turnover	5,355	3,145	8,296
Duty in turnover	(3,852)	(2,348)	(6,077)
Costs and overheads less other income	(1,102)	(487)	(1,616)

Operating profit	401	310	603

Group operating profit before amortisation and exceptional items	497	319	789
Amortisation	(96)	(9)	(83)
Exceptional items	—	—	(103)

Profit on disposal of fixed assets	9	—	—

Profit on ordinary activities before interest and taxation	410	310	603
Interest and other finance charges	(120)	(49)	(180)

Exceptional finance charges	—	—	(33)
Other interest and finance charges	(120)	(49)	(147)

Profit on ordinary activities before taxation	290	261	423
Taxation	(105)	(73)	(140)

Profit on ordinary activities after taxation	185	188	283
Equity minority interests	(3)	(5)	(11)

Profit attributable to shareholders	182	183	272
Dividends	(86)	(62)	(229)

Retained profit for the period	96	121	43

	Restated
Earnings per ordinary share:
Basic	25.1p	29.5p	41.0p
Adjusted (before amortisation and exceptional items)	37.4p	31.0p	68.4p
Diluted	25.0p	29.4p	40.8p

Dividends per ordinary share:
Interim	12.0p	10.0p
Total for 2002			33.0p

        The turnover and profit figures above are directly related to continuing operations. There is no difference between the profit as shown above and that calculated on an historical cost basis.

        Comparatives for earnings per share and dividends per share for March 2002 have been restated to reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002.

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

for the six months ended 31 March 2003

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Profit attributable to shareholders	182	183	272
Exchange movements on retranslation of net investments and related borrowings	113	(1)	10
Taxation credit on unhedged borrowings	6	2	2

Total recognised gains for the period	301	184	284

CONSOLIDATED BALANCE SHEET

at 31 March 2003

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Fixed assets
Intangible assets	3,803	329	3,563
Tangible assets	792	244	751
Investments	35	10	23

	4,630	583	4,337

Current assets
Stocks	1,034	513	977
Debtors	890	672	734
Investments	93	141	112
Cash	354	313	312

	2,371	1,639	2,135

Creditors: amounts falling due within one year	(2,104)	(1,750)	(2,322)

Net current assets/(liabilities)	267	(111)	(187)

Total assets less current liabilities	4,897	472	4,150
Creditors: amounts falling due after more than one year	(4,287)	(1,389)	(3,694)
Provisions for liabilities and charges	(539)	(44)	(531)

Net assets/(liabilities)	71	(961)	(75)

Capital and reserves
Called up share capital	73	52	73
Share premium account	964	—	964
Profit and loss account	(985)	(1,044)	(1,129)

Equity shareholders' funds	52	(992)	(92)
Equity minority interests	19	31	17

	71	(961)	(75)

Reconciliation of movements in shareholders' funds

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Profit attributable to shareholders	182	183	272
Dividends	(86)	(62)	(229)

Retained profit for the period	96	121	43
Rights issue	—	—	985
Goodwill exchange movements	(71)	8	(10)
Other net exchange movements	113	(1)	10
Taxation credit on unhedged borrowings	6	2	2

Net addition to shareholders' funds	144	130	1,030
Opening shareholders' funds	(92)	(1,122)	(1,122)

Closing shareholders' funds	52	(992)	(92)

SUMMARY CONSOLIDATED CASH FLOW STATEMENT
for the six months ended 31 March 2003

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Net cash inflow from operating activities	51	106	824

Returns on investments and servicing of finance	(42)	(36)	(156)

Taxation	(31)	(71)	(157)

Capital expenditure and financial investment	(43)	(18)	(54)

Acquisitions
Payments to acquire businesses	—	(3)	(3,442)
Net cash acquired with businesses	—	—	266
Deferred consideration in respect of prior year acquisitions	(47)	—	—

Net cash outflow from acquisitions	(47)	(3)	(3,176)

Equity dividends paid	(167)	(122)	(184)

Net cash outflow before management of liquid resources and financing	(279)	(144)	(2,903)
Management of liquid resources	30	3	233

Financing—increase in borrowings	274	257	2,783

Increase in cash in the period	25	116	113

Reconciliation of net cash flow to movement in net debt

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Increase in cash in the period	25	116	113
Cash inflow from increase in debt	(274)	(257)	(1,798)
Cash inflow from decrease in liquid resources	(30)	(3)	(233)

Change in net debt resulting from cash flows	(279)	(144)	(1,918)
Currency and other movements	(331)	—	(35)
Current asset investments acquired with subsidiaries	—	—	199
Loans acquired with subsidiaries	—	—	(20)
Deferred consideration	—	—	(381)

Movement in net debt in the period	(610)	(144)	(2,155)
Opening net debt	(3,695)	(1,540)	(1,540)

Closing net debt	(4,305)	(1,684)	(3,695)

NOTES TO THE INTERIM STATEMENT

1.     Basis of preparation of the accounts

        The results for the six months ended 31 March 2003 and 30 March 2002 are unaudited. The figures for the year ended 28 September 2002 are taken from the statutory accounts of Imperial Tobacco Group PLC, which have been delivered to the Registrar of Companies and upon which an unqualified audit report was given. The accounting policies are as stated in the Annual Report and Accounts for the year ended 28 September 2002.

2.     Segmental information (by destination)

        The geographical analysis for the six months ended 30 March 2002 has been amended to reflect the revised geographical analysis included in the Annual Report and Accounts for the year ended 28 September 2002. The revision was made to reflect more appropriately, in the opinion of the Directors, the activities of the enlarged Group. The effect of the changes is to split what was previously International, into Germany, Rest of Western Europe and Rest of the World. The March 2002 operating profit analysis has been adjusted to reflect both the new segments and the more appropriate basis of overhead allocation.

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Turnover
UK	2,132	2,121	4,486
Germany	1,279	108	1,139
Rest of Western Europe	740	481	1,190
Rest of the World	1,204	435	1,481

International	3,223	1,024	3,810

	5,355	3,145	8,296

Duty in turnover
UK	1,773	1,757	3,722
Germany	981	75	865
Rest of Western Europe	454	268	695
Rest of the World	644	248	795

International	2,079	591	2,355

	3,852	2,348	6,077

	Restated
Operating profit
UK	177	188	390
Germany	102	6	67
Rest of Western Europe	130	95	217
Rest of the World	88	30	115

International	320	131	399

Trading operations	497	319	789
Amortisation	(96)	(9)	(83)
Exceptional items	—	—	(103)

	401	310	603

3.     Profit on disposal of fixed assets

        The profit on disposal of fixed assets of £9m relates to the sale of the Dublin factory site, which was sold in March 2003.

4.     Taxation

        Taxation has been calculated on the basis of an estimated effective tax rate of 27.2% pre-amortisation for the full year. This compares with an effective pre-amortisation tax rate of 27.0% for the 2002 half year and 27.7% for the year ended 28 September 2002.

5.     Earnings per share

	6 months ended 31 March 2003	Restated 6 months ended 30 March 2002	Year ended 28 September 2002
Earnings per share:
Basic	25.1p	29.5p	41.0p
Adjustment for amortisation and exceptional items	12.3p	1.5p	27.4p

Adjusted	37.4p	31.0p	68.4p
Diluted	25.0p	29.4p	40.8p

Earnings (£m):
Basic	182	183	272
Adjustment for amortisation and exceptional items	89	9	182

Adjusted	271	192	454

        Basic earnings per share are calculated using the weighted average number of ordinary shares outstanding during the period.

        Adjusted earnings per share are calculated before tax affected exceptional profit of £7m and amortisation of £96m, since the Directors consider that this gives a useful additional indication of underlying performance.

        The comparative adjusted earnings per share for March 2002 was calculated using earnings, before amortisation, of the intangible assets acquired in Australia and New Zealand in September 1999, and the EFKA group, the Baelen group, Tobaccor and the Mayfair vending business assets in 2001.

        Diluted earnings per share have been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes.

	6 months ended 31 March 2003	Restated 6 months ended 30 March 2002	Year ended 28 September 2002
	Number	Number	Number
Weighted average number of shares outstanding during the period:
Basic	724,959,301	619,436,330	663,380,317
Effect of share options	3,870,830	3,582,751	3,677,285

Diluted	728,830,131	623,019,081	667,057,602

        The comparative figures for March 2002 have been restated to reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002.

6.     Reconciliation of operating profit to net cash flow from operating activities

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Operating profit	401	310	603
Depreciation and amortisation	138	31	137
(Decrease)/increase in provisions for liabilities and charges	(39)	—	78
Decrease/(increase) in stocks	17	(13)	11
(Increase) in debtors	(158)	(227)	(50)
(Decrease)/increase in creditors	(308)	5	45

Working capital cash (outflow)/inflow	(449)	(235)	6

Net cash inflow from operating activities	51	106	824

        The movement in provisions includes £28m relating to the reorganisation provision established at last year end.

7.     Analysis of net debt

	Cash	Current asset investments	Loans due within one year	Loans due after one year	Deferred consideration	Total
	£m	£m	£m	£m	£m	£m
As at 28 September 2002	312	112	(93)	(3,645)	(381)	(3,695)
Cash flow	25	(30)	10	(284)	—	(279)
Exchange movements	17	11	(13)	(308)	(38)	(331)

As at 31 March 2003	354	93	(96)	(4,237)	(419)	(4,305)

SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED
ACCOUNTING PRINCIPLES ("GAAP")

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). Such principles differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A summary of principal differences and additional disclosures applicable to the Group is set out below.

	Explanation Reference	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
		£m	£m	£m
Profit attributable to shareholders under UK GAAP		182	183	272
US GAAP adjustments:
Pensions	(i)	2	8	13
Amortisation of goodwill	(ii)	92	(5)	48
Amortisation of brands/trade marks/licences	(ii)	(44)	(3)	(38)
Deferred taxation	(iii)	29	7	16
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	(39)	(23)	(10)
Employee share schemes charge to the profit and loss account	(vii)	6	(4)	(4)
Acquisitions inventory step-up	(viii)	—	—	(42)
Restructuring costs on acquisition	(ix)	—	—	44

Net income under US GAAP		228	163	299

	Explanation Reference	6 months ended 31 March 2003	Restated 6 months ended 30 March 2002	Year ended 28 September 2002
Amounts in accordance with US GAAP:
Basic net income per ordinary share	(x)	31.5p	26.3p	45.1p
Basic net income per ADS	(x)	63.0p	52.6p	90.2p
Diluted net income per ordinary share	(x)	31.3p	26.2p	44.8p
Diluted net income per ADS	(x)	62.6p	52.4p	89.6p

	Explanation Reference	31 March 2003	30 March 2002	28 September 2002
		£m	£m	£m
Equity shareholders' funds under UK GAAP		52	(992)	(92)
US GAAP adjustments:
Pensions	(i)	338	321	335
Goodwill, less accumulated amortisation of £(89)m (2002: £56m)	(ii)	(1,140)	456	(1,122)
Brands/trade marks/licences, less accumulated amortisation of £106m (2002: £27m)	(ii)	2,928	364	2,712
Deferred taxation	(iii)	(1,021)	(244)	(967)
Mark to market adjustments due to non designation of hedge accounting per SFAS 133	(iv)	56	82	95
Proposed dividend	(v)	86	62	167
ESOT shares	(vi)	(28)	(7)	(19)
Employee share schemes	(vii)	2	(4)	(4)

Shareholders' funds under US GAAP		1,273	38	1,105

(i)    Pensions

        Under UK GAAP, in accordance with SSAP 24, no pension expense has been reflected in the profit and loss account and no pension asset has been recognised in the balance sheet for the UK and Irish pension schemes. A pension liability and related pension expense is recognised for the German unfunded pension schemes.

        Under US GAAP, the annual pension cost comprises the estimated cost of benefits accruing in the period as determined in accordance with Statement of Financial Accounting Standards No. 87. Under SFAS 87, a pension asset representing the excess of pension fund assets over benefit obligations has been recognised in the balance sheet.

(ii)   Intangible assets

        Both UK and US GAAP require purchase consideration to be allocated to the net assets acquired at their fair value on the date of acquisition.

        Under UK GAAP, goodwill arising and separately identifiable and separable intangible assets acquired on acquisitions made on or after 27 September 1998 are capitalised and amortised over their useful life, not exceeding a period of 20 years. Prior to 27 September 1998, all goodwill and separately identifiable and separable intangible assets were written off to reserves on acquisition.

        Under US GAAP, identifiable intangible assets are separately valued and amortised over their useful lives. The separately identifiable intangible assets included in the US GAAP balance sheet are principally comprised of brand rights which are being amortised over 25 to 30 years.

        The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" with effect from 1 July 2001 and accordingly goodwill generated on acquisitions after this date was not amortised. For purchase transactions prior to 1 July 2001, goodwill was capitalised and amortised over its useful life. From 29 September 2002, in accordance with SFAS 142, the Company no longer amortises goodwill but rather will test such assets for impairment on an annual basis or where there is an indicator of impairment.

        The Company has completed the first step of the impairment test under the transitional requirements of SFAS 142 and no impairment charge of goodwill was indicated. A reconciliation of previously reported net income under US GAAP and income per share to the amounts adjusted for the exclusion of goodwill amortisation is presented below. Income per ordinary share adjusted for goodwill charges is calculated by adding back the goodwill charge to net income and dividing by the weighted average ordinary shares outstanding for all periods presented.

	6 months ended 31 March 2003	6 months ended 30 March 2002	Year ended 28 September 2002
	£m	£m	£m
Net income under US GAAP	228	163	299
Adjustment for net goodwill amortisation	—	11	27

Adjusted	228	174	326

	6 months ended 31 March 2003		Restated 6 months ended 30 March 2002		Year ended 28 September 2002
Basic net income per ordinary share	31.5	p	26.3	p	45.1	p
Adjustment for net goodwill amortisation	—		1.8	p	4.1	p

Adjusted	31.5	p	28.1	p	49.2	p

Diluted net income per ordinary share	31.3	p	26.2	p	44.8	p
Adjustment for net goodwill amortisation	—		1.8	p	4.0	p

Adjusted	31.3	p	28.0	p	48.8	p

        Comparative figures for March 2002 have been restated to reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002.

(iii)  Deferred taxation

        Under UK GAAP, deferred taxation is provided in full on all material timing differences. Deferred tax assets are recognised where their recovery is considered more likely than not.

        US GAAP requires deferred taxation to be provided in full, using the liability method. In addition, US GAAP requires the recognition of the deferred tax consequences of differences between the assigned values and the tax bases of the identifiable intangible assets, with the exception of non tax-deductible goodwill, in a purchase business combination. Consequently, the deferred tax liability attributable to identifiable intangible assets has been recognised and is being amortised over the useful lives of the underlying intangible assets.

(iv)  Derivative financial instruments

        The Group has entered into certain swap transactions with contractual maturities exceeding those of the underlying debt being hedged, in anticipation of there being additional floating rate debt when the existing debt matures. Under UK GAAP, derivative financial instruments that reduce exposures on anticipated future transactions may be accounted for using hedge accounting.

        US GAAP requires the Group to record all derivatives on the balance sheet at fair value. The Group has decided not to satisfy the SFAS 133 requirements to achieve hedge accounting for its derivatives, where permitted, and accordingly movements in the fair value of derivatives are recorded in the profit and loss account.

(v)   Proposed dividends

        Under UK GAAP, dividends paid and proposed are shown on the face of the profit and loss account as an appropriation of the current period's earnings. Proposed dividends are provided on the basis of recommendation by the Directors.

        Under US GAAP, dividends are recorded in the period in which they are formally declared.

(vi)  Shares held by the Employee Share Ownership Trusts (ESOTs)

        Under UK GAAP, shares held by the Trusts are recorded at cost and reflected as a fixed asset investment in the Group's balance sheet.

        Under US GAAP, these shares are recorded at cost and reflected as a deduction from shareholders' funds.

(vii) Employee share schemes charge to the profit and loss account

        Under UK GAAP, the cost of shares purchased by the ESOTs in conjunction with an employee share scheme are charged to the profit and loss account according to the book value of the shares at the date of purchase. The cost of employee share schemes not held under the ESOTs are charged using the quoted market price of shares at the date of grant. The charge is accrued over the vesting period of the shares in both cases.

        Under US GAAP, the compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options. For option plans which contain performance criteria, compensation cost is remeasured at each period end until all performance criteria have been met.

(viii) Inventory step-up

        On acquisition under UK GAAP, the fair value of inventory is represented by the acquired companies' current cost of reproducing that inventory.

        On acquisition under US GAAP, the fair value represents the selling price less any further costs to be incurred to sale.

(ix)  Restructuring costs

        On acquisition under UK GAAP, restructuring provisions may only be recognised as a fair value adjustment, if the acquired company had an irrevocable commitment to restructure which was not conditional on the completion of the purchase.

        On acquisition under US GAAP, restructuring liabilities relating solely to the acquired entity may be provided in the opening balance as a fair value exercise, if specific criteria about restructuring plans are met.

(x)   Net income per ordinary share

        Basic net income per ordinary share has been computed using US GAAP net income and weighted average ordinary shares. Diluted net income per ordinary share has been calculated by taking into account the weighted average number of shares that would be issued on conversion into ordinary shares of options held under employee share schemes. There would be no significant dilution of earnings if outstanding share options were exercised.

        Each American Depositary Share (ADS) represents two Imperial Tobacco Group PLC ordinary shares.

        Comparative figures have been restated to reflect the bonus element of the two for five discounted rights issue approved on 8 April 2002.

FINANCIAL CALENDAR

Ex-dividend date for interim dividend	9 July 2003
Interim dividend record date	11 July 2003
Interim dividend payable	8 August 2003

SENIOR MANAGEMENT APPOINTMENTS

        Imperial Tobacco Group PLC is pleased to announce a number of senior management appointments effective from 1 June 2003.

        The PLC Board will be augmented by the appointment of two Executive Directors: David Cresswell, (58), Manufacturing Director and Frank Rogerson, (50), Corporate Affairs Director.

        Imperial Tobacco's Chief Executive's Committee, which is chaired by Gareth Davis, is also being expanded.

        Joining Gareth Davis (53), Robert Dyrbus (50), Finance Director, Manfred Haussler (57), Sales & Marketing Director and Richard Hannaford (56), Company Secretary on the Chief Executive's Committee are:

Kathryn Brown (48), Group Human Resources Director
Alison Cooper (37), Group Financial Controller
David Cresswell (58), Manufacturing Director
Bruce Davidson (46), Managing Director—International
Frank Rogerson (50), Corporate Affairs Director

        Commenting on these appointments, Imperial Tobacco's Chairman, Derek Bonham said

        "Imperial Tobacco's organic growth and record of successfully integrated acquisitions have transformed the scale and geographic reach of the Group. The appointment of Frank Rogerson to the PLC Board reflects the commercial importance of the regulatory environment in which we operate, while that of David Cresswell reflects the importance of our worldwide manufacturing and supply chain network and the opportunities that lie ahead.

        The enlargement of the Chief Executive's Committee is both a logical and necessary step as Imperial Tobacco becomes larger and more complex. It will assist in the process of succession planning within our enlarged pool of management talent and will provide strong support to Gareth Davis and Bob Dyrbus, both of whom are committed to work on the continued development of the Group until their normal retirement age."

Biographical Details

        Kathryn Brown, Group Human Resources Director, joined Imperial Tobacco in August 2002 and is an experienced H.R. professional having previously served on the Board of Somerfield.

        Alison Cooper (FCA), Group Financial Controller with additional responsibilities for Tax, Investor Relations and Corporate Planning, joined Imperial Tobacco in 1999 from PricewaterhouseCoopers.

        David Cresswell, Manufacturing Director, recently completed 40 years service with Imperial Tobacco. An electrical engineer by background he has undertaken a number of senior roles and was a previous Managing Director of each of Imperial Tobacco's major operating divisions namely Cigarette, Papers and Smoking Tobacco Divisions.

        Bruce Davidson, Managing Director—International covering Asia, Africa and Middle East and Rest of Western Europe (excluding UK & Germany) has been with Imperial Tobacco for 5 years and was Managing Director of Imperial Tobacco's International Division prior to the acquisition of Reemtsma. Before joining Imperial Tobacco he was CEO of Timberland (Asia) and also worked for BAT in a number of international roles.

        Frank Rogerson, Corporate Affairs Director, has been with the Imperial Tobacco for 25 years. He has held a number of senior general management positions including Managing Director of the Cigar Division, Managing Director of Van Nelle, and was Imperial Tobacco's Business Development Director at the time of the Reemtsma acquisition.

Inquiries

Alex Parsons	office	0117 933 7241
Group Media Relations Manager	mobile	07967 467 241
Nicola Lindsay	office	0117 963 6636
Investor Relations Manager
www.imperial-tobacco.com

ANALYSTS' VISIT—MAY 27 & 28

        Imperial Tobacco Group PLC is hosting a visit to its manufacturing facilities in Poland and Germany for a group of stockbrokers' analysts and shareholders.

        No new information of a price sensitive nature will be disclosed during the visit.

        Imperial Tobacco's interim results for the six months ended 31 March 2003 were published on 6 May 2003. Full details are available on Imperial Tobacco's website www.imperial-tobacco.com

        Inquiries: Alex Parsons, Group Media Manager, 0117 933 7241

IMPERIAL TOBACCO GROUP PLC PO Box 244, Southville, Bristol BS99 7UJ
Dear Shareholder	May 2003

Electronic Communications

Recent changes in the law now allow the Company to send you shareholder information, including our Annual and Interim Reports, Notices of General Meetings and Proxy Forms, in electronic format.

Should you elect to receive your documents electronically, you will in future be sent an email notifying you that the documents are available on our website www.imperial-tobacco.com, where you can now view the enclosed 2003 Interim Report. The advantages of this service include:

•
Speedier delivery of documents

•
Saves environmental resources

•
Cost savings for your Company on delivery of documents

•
Confirmation of receipt of proxy appointments

If you would like to receive shareholder information in electronic format, please register with our Registrars online service at www.shareview.co.uk. This is a secure online service enabling you to set up and view your personal shareholding details. To register you will need your shareholder reference, which can be found at the top of this letter.

If you choose to receive your documents electronically, you will be able to change your instruction or request a paper copy of any shareholder document at any time. Shareholders wishing to receive information in traditional printed form will continue to do so and no further action is required.

Before making your election please read the notes overleaf. Should you have any further questions in respect of the electronic delivery of shareholder information please contact Lloyds TSB Registrars on 0870 600 3975.

Yours sincerely

/s/ R C HANNAFORD

R C Hannaford
Company Secretary

www.imperial-tobacco.com
Registered in England and Wales No: 3236483 Registered Office: PO Box 244, Upton Road, Bristol BS99 7UJ

Notes:

1.
The facility to receive shareholder documents electronically does not discriminate between shareholders. The same documents will be made available to all shareholders whether in paper or electronic form.

2.
If you elect to receive shareholder documents electronically, it is your responsibility to notify the Company via shareview or direct to Lloyds TSB Registrars of any change in your name, address, email address or other contact details, as appropriate.

3.
The Company cannot be held responsible for any failure in the transmission of any electronic communication beyond its control. With electronic communications, the Company's obligations will be satisfied when it publishes the relevant document on its website and it, or the Registrar, on the Company's behalf, transmits the notification of availability of that document to the email address you have provided.

4.
In the event of the Company becoming aware that an electronic notification is not successfully transmitted, a paper copy of the notification of availability will be posted to you at your registered address.

5.
The election to receive shareholder documents electronically, and your contact details will remain valid until the Company receives alternative instructions from you through shareview (http://www.shareview.co.uk) or in writing direct to Lloyds TSB Registrars.

6.
Before electing to receive shareholder documents electronically you should ensure that you have the appropriate equipment and computer capabilities for the purpose.

7.
The Company takes all reasonable precautions to ensure that no computer viruses are present in any communications it transmits but the Company shall not be responsible for any loss or damage arising from the opening or use of any email, or attachments sent by the Company, or on its behalf, and recommends that you subject all messages to virus checking procedures prior to use. Any electronic communication received by, or on behalf of, the Company or by Lloyds TSB Registrars that is found to contain any computer virus will not be accepted.

8.
If you are not resident in the UK it is your responsibility to ensure that you may validly receive shareholder documents electronically, either generally or in relation to a particular document, without the Company or Lloyds TSB Registrars being required to comply with any governmental or regulatory procedures or any similar formalities. The Company may deny electronic access to documents relating to certain corporate actions in respect of those shareholders whom it believes are resident in jurisdictions where it is advised that to provide such access would, or may be, a breach of any legal or regulatory requirements.

9.
Your email address and any other information which you supply when registering to receive shareholder documents electronically will be used by the Company and on its behalf by its agents (including Lloyds TSB Registrars) only for the purposes of providing you with shareholder documents electronically. Use of information for the foregoing purposes and the transmission of information through the Internet, by its nature, may involve the transfer of information outside the UK including to countries which do not provide equivalent protection for personal data as is provided in the UK, and on systems which are not under the control of the Company.

10.
Please note that in accessing the shareview website you will also be bound by Lloyds TSB Registrars' terms and conditions contained on that site, including use of information as described in those terms and conditions. The Company does not control and is not responsible for the use of information by, and on behalf of, Lloyds TSB Registrars or third parties as described in those terms and conditions.

11.
The Company reserves the right, irrespective of your election, to revert to sending paper documentation by post whenever it considers it necessary or desirable to do so.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC (Registrant)
Date June 6, 2003	By:	/s/ TREVOR M WILLIAMS Trevor M Williams Assistant Company Secretary

QuickLinks

IMPERIAL TOBACCO GROUP PLC ANNOUNCES ITS INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2003
CONSOLIDATED PROFIT AND LOSS ACCOUNT for the six months ended 31 March 2003
STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES for the six months ended 31 March 2003
CONSOLIDATED BALANCE SHEET at 31 March 2003
SUMMARY CONSOLIDATED CASH FLOW STATEMENT for the six months ended 31 March 2003
NOTES TO THE INTERIM STATEMENT
SUMMARY OF DIFFERENCES BETWEEN UK AND US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")
SENIOR MANAGEMENT APPOINTMENTS
ANALYSTS' VISIT—MAY 27 & 28
SIGNATURES